

Pitch Deck

VINCE & MAF

Lean Kitchen - Research Triangle Park

7119 O'Kelly Chapel
Road, Cary NC 27419

CaryNC@leankitchenco.com

Note: Please NO commercial electronic messages (i.e. marketing emails).



FRESH MEALS THAT **COME TO YOU!**



PREPARED

fresh

FOR YOU!



HEALTHY

eat

Lean Kitchen Company is one of America's fastest-growing pre-packed meal franchise.

Our mission is to save consumers time & money by providing fresh and healthy, prepared meals that are delicious.

It offers chef driven meals that are made from scratch, packed with protein and have the nutrition facts & ingredients listed on the label.



Problems

The situations we intend to address

SAVE ON FOOD WASTE

When compared to the cost of buying all the necessary groceries at the store to do meal prep for the week, there's a very thin difference. However, there's a good percentage of those groceries end up in waste disposal.

SAVE ON TIME

Americans age 18 and over spent 259 minutes in food preparation and cleanup.

SAVE ON HEALTH COSTS

On average, adults in the US consumed 11.3% of their total daily calories from fast food.



Lean Kitchen

How we address the problems in our target market

SAVE ON FOOD WASTE



Lean Kitchen service is fully cooked, fresh, nutritious and healthy meals that are **pre-packed and can be picked up at stores or delivered** to homes and work places.

HOW IT WORKS

1. **Come in** to any location

2. **Grab** as many meals as you need

3. **Take** them to go or heat them up and eat them there

You can also **ORDER ONLINE** at
LeanKitchenCo.com



SAVE ON TIME

It's as simple as simple gets: just **pull a delicious meal** out of your fridge or freezer and **warm it up -- no cooking required** -- and you've got a satisfying lunch or dinner ready to go

SAVE ON HEALTH COSTS

Lean Kitchen offers **chef driven meals** that are made from scratch, packed with protein and have the nutrition facts & ingredients listed on the label.





Lean Kitchen during Recession & Inflation

From CBS News (source: RECESSION TOOK A BITE OF RESTAURANT SALES)

- Sales first began to slide at the chains in late 2007 when consumers started cutting back on small luxuries like eating out after watching the housing market deteriorate. High gas prices were also taking their toll on wallets, giving consumers less cash to use at restaurants.

- The casual-dining sector performed the worst. Unlike fast-food chains, which offer dollar menus and cheap limited time offers, sit-down chains typically require diners to pay a tip and charge far more for food. Customers also frequently are encouraged to buy pricey add-ons like drinks or desserts.

- Fast-food chains offer lower prices than sit-down restaurants, which fared better last 2008 recession.

As per U.S. Census October 2022 data report shows, food services continuous to be positive and growing even with current U.S. inflation.



Advance Estimates of U.S. Retail and Food Services

Advance estimates of U.S. retail and food services sales for October 2022, adjusted for seasonal variation and holiday and trading-day differences, but not for price changes, were $694.5 billion, **up 1.3 percent** (±0.5 percent) from the previous month, and **8.3 percent** (±0.7 percent) above October 2021.

Percent Change in Retail and Food Services Sales from Previous Month
Data adjusted for seasonal variation and holiday and trading-day differences but not for price changes.
3
1
-1
-3
August
September
October
Total
Ex Auto
Auto
Gen Mer
Source: U.S. Census Bureau, Advanced Monthly Retail Trade Survey, November 16, 2022



ADVANCE MONTHLY SALES

October 2022	$694.5 billion	1.3%
September 2022 (revised)	$685.8 billion	0.0%*

Next release: December 15, 2022

* The 90 percent confidence interval includes zero. There is insufficient statistical evidence to conclude that the actual change is different from zero.
Data adjusted for seasonal variation and holiday and trading-day differences but not for price changes. Source: U.S. Census Bureau, Advanced Monthly Retail Trade Survey, November 16, 2022



Nature of the Industry

Overview

FOOD IS A LARGE AND GROWING INDUSTRY

Sometimes, food is simple; straight from the farm to our plates. But more often, what we eat has been crafted by a range of people – grown by farmers, processed by manufacturers, sold to grocers, and finally cooked by restauranteurs.

FOOD ECOSYSTEM

It is becoming more complex and more interdependent. This is driven by consumers, whose spending on food, and food decisions, are shifting.



Nature of the Industry

The Food Budget

- Food is a part of **every** household **budget**.
- Food spending is **fifth on the priority** list of Americans.

CATEGORY	2019 Monthly Spend	2020 Monthly Spend	YOY Change
INVESTMENTS	$940	$1334	41.91%
PETS	$160	$197	23.13%
EDUCATION	$699	$818	17.02%
HOME	$1831	$1997	9.07%
FOOD & DINING	$862	$920	6.73%
HEALTH & FITNESS	$270	$286	5.93%
SHOPPING	$766	$810	5.74%
GIFTS & DONATIONS	$275	$287	4.36%
LOANS	$583	$608	4.29%
KIDS	$443	$431	-2.71%
PERSONAL CARE	$133	$127	-4.51%
FEES & CHARGES	$139	$129	-7.19%
BUSINESS SERVICES	$355	$326	-8.17%
AUTO & TRANSPORT	$670	$609	-9.10%
TRAVEL	$584	$458	-21.58%
ENTERTAINMENT	$120	$93	-22.50%
BILLS & UTILITIES	$623	$474	-23.92%
FINANCIAL	$871	$612	-29.74%

- Being healthy and fit is a quick follow to food spending with **5.93% YoY increase**.
- Food increases by **6.73% YoY** (pre-pandemic 2019 vs. during pandemic 2020).



Fast Food Industry

Fast food is a major part of the American diet.

ABOUT 37% OF US ADULTS CONSUMED FAST FOOD ON ANY GIVEN DAY

"On any given day in the United States, an estimated 36.6% or approximately 84.8 million adults consume fast food," said Cheryl Fryar, first author of the report and a health statistician at the CDC.

HEALTH RISKS ON FAST FOOD CONSUMPTION

Fast foods tend to be high in calories, fat, salt and sugar, which -- when consumed in excess -- can be associated with obesity, high blood pressure, Type 2 diabetes and heart disease, among other health risks.

WHO EATS THE MOST AND LEAST FAST FOOD

31.7% of lower-income, 36.4% of middle-income and 42% of higher-income adults said they had eaten fast food.

44.9% of adults ages 20 to 39 said that they consumed fast food on a given day, compared with 37.7% of adults 40 to 59, and 24.1% of adults 60 and older.



Research Triangle Park

One of the most prominent high-tech research and development centers in the United States.

LARGEST RESEARCH PARK

The park is home to 250+ businesses, ranging from Fortune 100 multinational R&D operations to entrepreneurial-driven start-ups.





MAJOR UNIVERSITIES

Home to 3 major research universities: NC State University, Duke University, and University of North Carolina.























Demographics

Parkside Town Commons

1st Lean Kitchen store

$141,264.92 or 35% above the national U.S. average

Average Household Income within 5-Mile radius of Parkside Town Commons

$5,736.08 or 34% above the national U.S. average

Average Spent on Food Away from Home within 5-Mile radius of Parkside Town Commons





Lean Kitchen – Research Triangle Park Timeline

A simple timeline shows our journey towards opening our first store in our dream location.



November 2021

Paid and signed a multi-unit franchise agreement with Lean Kitchen Company

February 2022

Incorporated in NC and Partnered with CBRE-Raleigh to be its commercial realtor

December 2022

Target date to secure a lease agreement with Kite Realty for Lean Kitchen 1st store in North Carolina

March 2023

Target Launch Date



Comparison Matrix

This will show our sales projection against the actual sales of the top producing franchises.

Our forecast is much lower than the Top 1 and Top 3 stores even if our target market is much bigger than theirs. We want to remain conservative with our projections.

Comparison of Lean Kitchen NC against Top 3 (in Gross Sales) Franchise Stores

Demographics

	Cary NC	Top 1 in Sales Taylors SC (>$900K Annual)	Top 3 in Sales Anderson SC ($750K Annual)
Number of Meal Packs Sold Per Week	2,500 (conservative forecasted)	10,000 – 15,000	2,800
Total Population	144,217	154,027	81,059
Average Household Income	$141,264.92	$90,458.11	$63,118.54
Median Age	38 yrs old	41 yrs old	41 yrs old
Median Household Income	$117,332.38	$68,400.03	$47,693.66
Median Disposable Income	$88,417.92	$55,705.07	$39,612.68
Spent on food away from home (the national average spent on food away from home is $3,796)	$5,736.08	$3,679.33	$2,599.42



Direct Competitors

- Clean Eatz
- LYFE Kitchen
- Luna's Living Kitchen

Indirect Competitors

- Hello Fresh
- Blue Apron
- Hungryroot





Our Mission is to save you
time & MONEY
Ice Cream Sandwich
NUTRITHORITY
CREAGO
30 SERVINGS
LEAN Kitchen COMPANY
DISCIPLINE
SOLD SEPARATELY
INGREDIENTS:
DIRECTIONS:
Eat these cold!
MUSCLE BITES
SINGULARITY
TITAN
KRE-EX
RELOADED

Competitive Advantages



Real Food

We add no artificial preservatives, flavors, or colors from artificial sources to our foods. We also do not add sugar to any of our dishes.

Chef Prepared

Detail is given to every aspect of creating your meal from the preparation of ingredients to containing the final product.



Lots of Savings

We save you time from planning your meals and, cooking and prepping for the week.

Customer Healthy Proof

Customers who have purchased weekly and monthly meal plans had seen the healthy result to their bodies like losing weight and renewed energy.





Future Roadmap

Lean Kitchen - Research Triangle Park





RAISE FUNDING AT MAINVEST

November 2022



FINISH AND OPEN 1ST STORE AT CARY

Q1 2023



PAY OUT FOR INVESTORS

End of each quarter between 2023 and 2025



RETURN OF INVESTMENT TO INVESTORS

December 31, 2025





STOCKED UP & READY FOR YOUR WEEK!

STOCKED
up

Contact Us

CaryNC@leankitchenco.com

Note: Please NO commercial electronic messages (i.e. marketing emails).



LEANKitchen COMPANY